April 9, 2018

Feng Zhou
Chief Executive Officer
China SXT Pharmaceuticals, Inc.
178 Taidong Rd North, Taizhou
Jiangsu, China

       Re: China SXT Pharmaceuticals, Inc.
           Amendment No. 3 to Registration Statement on Form F-1
           Filed March 28, 2018
           File No. 333-221899

Dear Mr. Zhou:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 15, 2018 letter.

Amendment No. 3 to Form F-1

Business, page 47

1. We note your response to prior comment 2; however it is unclear how the comment was addressed in the disclosure on the pages cited in the prior comment or, as you state in your response, that you included disclosure that your engineering methods did not produce any new drugs or change the medicinal effects of TCMP. Please revise the disclosure to address the previous comment and clearly and consistently indicate throughout the prospectus that your engineering methods did not produce any new drugs or change the
 Feng Zhou
China SXT Pharmaceuticals, Inc.
April 9, 2018
Page 2
      medicinal effects of TCMP, and that your research and development efforts are primarily focused on innovative engineering methods for cleaning and grinding traditional TCMPs.
Share Pledge Agreement, page 50

2. We note the response to prior comment number 3. Please revise the prospectus to disclose the dollar amount that is required to be paid by Taizhou Suxuantang to terminate the Share
      Pledge Agreement. Please also disclose the effects on the Company if the Share Pledge
      Agreement is terminated and who controls the decision by Taizhou Suxuantang to make the required payment under the Share Pledge Agreement.
       You may contact Christine Torney at 202-551-3652 or Sharon Blume at 202-551-3474 if
you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Mary Beth Breslin at 202-551-3625 with any other questions.


FirstName LastNameFeng Zhou
                                                          Division of
Corporation Finance
Comapany NameChina SXT Pharmaceuticals, Inc.
                                                          Office of Healthcare
& Insurance
June 16, 2017 Page 2
cc: Joan Wu
FirstName LastName